                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                           HORIZON HEALTH CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  44041Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              ROGER A. KLEIN, ESQ.
                                 HOWREY & SIMON
                          1299 PENNSYLVANIA AVENUE NW
                          WASHINGTON, D.C.  20004-2402
                                 (202) 783-0800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 MARCH 2, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 44041Y 10 4                                         PAGE 2 OF 6 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    HOWARD B. FINKEL
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           238,600
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0-
  PERSON       -----------------------------------------------------------------
   WITH:        9   SOLE DISPOSITIVE POWER

                    238,600
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     238,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDING BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, $.01 par value per share, of Horizon Health Corporation, a Delaware corporation.

                 Horizon Health Corporation
                 1500 Waters Ridge Drive
                 Lewisville, TX 75057-6011


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)     Howard B. Finkel

         (b)     768 Chimney Creek
                 Golden, CO 80401

         (c) The Reporting Person was the former Chief Executive Officer of Specialty Healthcare Management, Inc. He is currently retired.

         (d)     None

         (e)     None

         (f)     U.S.A.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable


ITEM 4.  PURPOSE OF TRANSACTION.

         On March 2, 1998, the Reporting Person disposed of 425,000 shares of the Issuer Common Stock pursuant to that certain Amendment No. 2 to Form S-3 Registration Statement under the Securities Act of 1933 of the Issuer effective January 23, 1998 registering 1,059,280 shares of the Issuer Common Stock to be offered for sale by certain stockholders of the Issuer (Registration No. 333-38421) (the "Registration Statement"). The 425,000 shares of the Issuer Common Stock sold by the Reporting Person as reported hereby represent all of the Reporting Person's shares of the Issuer Common Stock registered to be offered for sale pursuant to the Registration Statement.

         (a)     None

         (b)     None

         (c)     None

         (d)     None

         (e)     None

         (f)     None

         (g)     None

         (h)     None

         (i)     None

         (j)     None


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) At the date of this Schedule, (i) the Reporting Person is the beneficial owner of 238,600 shares of Common Stock, $.01 par value per share, of the Issuer, and (ii) such shares represent approximately 3.4% of the issued and outstanding shares of the Issuer's Common Stock.

         (b) The Reporting Person currently has sole power to vote and sole power to dispose of all 238,600 shares.

         (c)     None

         (d)     Not Applicable

         (e) Pursuant to the transaction described in Item 4, which description is incorporated by reference in this Item 5(e), the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer Common Stock on March 2, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following document is filed as an exhibit to this Schedule:

         1. Amendment No. 2 to Form S-3 Registration Statement Under the Securities Act of 1933 of Horizon Health Corporation, as declared effective on January 23, 1998

                 (Registration No. 333-38421) (incorporated herein by reference to such Registration Statement as filed with the Commission by the Issuer on January 20, 1998).


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  3/6/98                                /s/ HOWARD B. FINKEL
    ----------------------------------      -----------------------------------
                                            Signature


                                            Howard B. Finkel
                                            -----------------------------------
                                            Name/Title

                               INDEX TO EXHIBITS

1. Amendment No. 2 to Form S-3 Registration Statement Under the Securities Act of 1933 of Horizon Health Corporation, as declared effective on January 23, 1998 (Registration No. 333-38421) (incorporated herein by reference to such Registration Statement as filed with the Commission by the Issuer on January 20, 1998).